November 20, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris

Erin Jaskot

Blaise Rhodes

Lyn Shenk

Re:	Ozon Holdings PLC

Registration Statement on Form F-1 (File No. 333-249810)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the underwriters have distributed approximately 3,600 copies of the Preliminary Prospectus dated November 17, 2020 through the date hereof, to underwriters, dealers, institutions and others.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on November 23, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
For themselves and as representatives of the syndicate of underwriters for the offering

By MORGAN STANLEY & CO. LLC

By:	/s/ Daniel Tay
Authorized Representative

By GOLDMAN SACHS & CO. LLC

By:	/s/ Lindsay Drucker Mann
Authorized Representative

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]